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                                  EXHIBIT 99.10

Contact Information:

Coffin Communications Group                 Diodes Incorporated
15300 Ventura Boulevard, Suite 303          3050 E. Hillcrest Drive
Sherman Oaks, CA  91403                     Westlake Village CA 91362
(818) 789-0100                              (805) 446-4800
Crocker Coulson, Account Executive          Carl Wertz, Chief Financial Officer
crocker.coulson@coffincg.com


FOR IMMEDIATE RELEASE

Diodes, Inc. Posts Record Results for Second Quarter 2000
-- Net Income Up 424% --

Westlake Village, California, July 27, 2000 - Diodes Incorporated (Nasdaq:
DIOD), a leading manufacturer and supplier of high quality discrete semiconductors, primarily to the telecommunications, computing, electronics and automotive industries, today reported record revenues and earnings for the three and six months ended June 30, 2000.

Revenues for the second quarter increased 79% to a record $32.6 million, as compared to $18.2 million for the comparable quarter in 1999. Operating income for the second quarter rose 396% to $5.2 million, as compared to $1.1 million in the second quarter of 1999. Net income for the same period rose 424% to $4.3 million, as compared to $825,000 for the three months ended June 30, 1999.

Earnings per share reflects the effects of a three-for-two stock split announced by the Company in June 2000. Diluted earnings per share increased 360% to $0.46 ($0.69 pre-split) for the second quarter of 2000, as compared to $0.10 ($0.16 pre-split) for the same period last year. Sequentially, earnings per share of $0.46 ($0.69 pre-split) compares to $0.34 ($0.51 pre-split) in the first quarter of 2000.

For the first six months of 2000, the Company earned a record $7.5 million, or $0.81 ($1.21 pre-split) per share, on record revenues of $60.0 million, compared to net income of $1.5 million, or $0.19 ($0.29 pre-split) per share, on revenues of $34.3 million for the same period in 1999.

Commenting on the Company's 41st consecutive quarter of profitability, C. H. Chen, President and Chief Executive Officer of Diodes, said, "This continues to be a year of significant milestones for Diodes. These figures represent the highest recorded quarterly results in our Company's history and reflect a growing demand for our products in key markets. They are a vindication of an aggressive strategic investment policy, aimed at creating state-of-the-art manufacturing facilities in Mainland China."

Second Quarter Highlights:

>   Revenues of $32.6 million up 79% over the same period in 1999
>   Net income of $4.3 million increases 424% over same period last year
>   $4.5 million strategic investment in Diodes-China becomes fully operational
> $6.5 million manufacturing expansion will be fully realized in third quarter 2000
>   Announces additional $9.0 million investment in manufacturing facilities
>   Stock begins trading on the Nasdaq National Market
>   Declares three-for-two stock split; first stock split in Company's history

Chen noted that the Company's gross profit margin rose to 32.2% in the second quarter, as compared to 24.3% in the comparable quarter of 1999. This increase reflects robust demand for the Company's products and an increased contribution from products manufactured by Diodes-China. SG&A expenses were 16.2% of net sales in the quarter compared to 18.5% in the second quarter of 1999.

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"With capacity from our most recent expansion already sold out, the Company has entered the next phase of our planned investment program," continued Chen. "This will see expenditure of an additional $9 million, bringing our total investment in the Diodes-China manufacturing facility to nearly $40 million. We are on target to complete this phase by the first quarter of 2001 and expect it to generate an increase in capacity of somewhere in the region of 35-45%. We expect the additional expansion of our manufacturing capacity to better serve our customers' needs and to fuel our continued growth. The outlook for Diodes and the market as a whole remains positive."

Chen continued, "We are fully aware that the ongoing expansion of the Company brings with it increasing responsibilities to our growing client and shareholder base. Our mission at Diodes is to create a lean, flexible and service-focused organization, capable of responding to our client needs and providing value to our shareholders. We will work to continue our policy of introducing innovative, cost-effective procedures in order to maximize the benefits of improving margins on our world class product lines."

About Diodes Incorporated

Diodes, Inc. (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, primarily to manufacturers of telecommunications, computer, electronics and automotive products. The Company's Far East subsidiaries, Diodes-China and Diodes-Taiwan, manufacture products for sale to North America and Asia. Diodes-China focuses on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others, while Diodes-Taiwan focuses on products destined for a broad base of end products including those in the automotive and electronics industries. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at www.diodes.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

--------------------------------------------------------------------------------

Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.


CONSOLIDATED CONDENSED INCOME STATEMENT FOLLOWS

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                                 DIODES INCORPORATED AND SUBSIDIARIES
                              CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                                              (Unaudited)


                                                       Three Months Ended                Six Months Ended
                                                            June 30,                         June 30,
                                                 ----------------------------      ----------------------------
                                                     1999            2000              1999            2000
                                                 ------------    ------------      ------------    ------------
Net sales                                        $ 18,229,000    $ 32,600,000      $ 34,261,000    $ 60,037,000
Cost of goods sold                                 13,800,000      22,111,000        25,922,000      41,111,000
                                                 ------------    ------------      ------------    ------------

    Gross profit                                    4,429,000      10,489,000         8,339,000      18,926,000

Selling, general and administrative expenses        3,376,000       5,270,000         6,496,000       9,812,000
                                                 ------------    ------------      ------------    ------------

    Income from operations                          1,053,000       5,219,000         1,843,000       9,114,000

Other income (expense)
    Interest income                                    77,000         143,000           139,000         195,000
    Interest expense                                 (143,000)       (372,000)         (303,000)       (588,000)
    Other                                              (9,000)         40,000            38,000          46,000
                                                 ------------    ------------      ------------    ------------
                                                      (75,000)       (189,000)         (126,000)       (347,000)

Income before income taxes and
  minority interest                                   978,000       5,030,000         1,717,000       8,767,000

Provision for income taxes                            120,000         535,000           137,000       1,027,000
Minority interest in joint venture earnings           (33,000)       (175,000)          (66,000)       (280,000)
                                                 ------------    ------------      ------------    ------------
Net income                                       $    825,000    $  4,320,000      $  1,515,000    $  7,460,000
                                                 ============    ============      ============    ============

Earnings per share
    Basic                                        $       0.11    $       0.54      $       0.20    $       0.93
    Diluted                                      $       0.10    $       0.46      $       0.19    $       0.81
                                                 ============    ============      ============    ============

Weighted average shares outstanding
    Basic                                           7,570,856       8,072,885         7,570,856       8,029,413
    Diluted                                         7,904,228       9,340,505         7,871,879       9,250,361
                                                 ============    ============      ============    ============

Note: Earnings per share and shares outstanding and been restated to reflect the effect of a three-for-two stock split in July 2000.